

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 6, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of The Dow Chemical Company, under the Exchange Act of 1934.

- 0.500% Notes due 2027
- 1.125% Notes due 2032
- 1.875% Notes due 2040

Sincerely,

An Intercontinental Exchange Company